NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Benjamin A. Barnhill (Admitted in DC & SC) T 864.373.2246 F 864.373.2359 ben.barnhill@nelsonmullins.com	2 W Washington Street | Fourth Floor Greenville, SC 29601 T 864.373.2300 F 864.373.2925 nelsonmullins.com

April 20, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Attn.: Ben Phippen / Amit Pande

100 F St NE

Washington DC 20549

Re: GrandSouth Bancorporation

Draft Registration Statement on Form 10-12G

Submitted on December 3, 2020

CIK No. 0001126961

Gentlemen:

On behalf of GrandSouth Bancorporation (the “Company”), set forth below is the Company’s response to the comments of the Staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “SEC”) as set forth in its comment letter dated December 29, 2020.

Draft Registration Statement on Form 10-12G
Item 5. Directors and Executive Officers, page 74

1.	Please disclose the past five years of business experience for each of your named executive officers and directors. For your directors disclose the specific skills, qualifications and attributes that led you to the conclusion that the person should serve as your director. Refer to Item 401(e) of Regulation S-K.

Response: Please see the updated information provided for each of the Company’s named executive officers and directors as part of Item 5 on pages 74-75 of the Company’s Form 10 filed with the SEC on March 30, 2021 (the “Form 10”).

California | Colorado | District of Columbia | Florida | Georgia | Massachusetts | New York
North Carolina | South Carolina | Tennessee | West Virginia

United States Securities and Exchange Commission

April 20, 2021

Item 6. Executive Compensation
Director Compensation, page 79

2.	For each director who received an option award, disclose the aggregate number of option awards outstanding at fiscal year-end by footnote to the appropriate column of the director compensation table. See Instruction to Item 402(r)(2)(iii) and (iv) of Regulation S-K.

Response: None of the Company’s directors received an option award during the year ended December 31, 2020.

Item 10. Recent Sales of Unregistered Securities, page 82

3.	Please disclose the exemption from registration claimed for the $10.0 million of subordinated debentures described in the first paragraph of this section. Refer to Items 701(d) of Regulation S-K.

Response: Please see response included in Item 10 on page 84 of the Form 10.

4.	We note your disclosure on page 116 relating to the issuance of $18.0 million of fixed-to-floating subordinated debt on November 13, 2020. Please include here the information required by Item 701 of Regulation S-K as it relates to this subordinated debt.

Response: Please see response included in Item 10 on page 84 of the Form 10.

Item 11. Description of Registrant's Securities to be Registered, page 83

5.	We note that your forum selection provision identified the United States District Court for the District of South Carolina as the exclusive forum for certain litigation, including any “derivative action.” Please describe the material terms of this provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: Please see the section entitled “Exclusive Forum Provision” on page 87 of the Form 10.

United States Securities and Exchange Commission

April 20, 2021

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (864) 373-2246 if you have any other questions or concerns regarding this matter.

Very truly yours,

Benjamin A. Barnhill

cc: Mason Y. Garrett, CEO, GrandSouth Bancorporation